

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 11, 2008

Mr. Laurence A. Madison
Chief Financial Officer
Sector 10, Inc.
14553 South 790 West #C
Bluffdale, Utah 84065

> **Re: Sector 10, Inc.**
> **Form 10-KSB for the Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **File No. 000-24370**

Dear Mr. Madison:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Laurence A. Madison
Sector 10, Inc.
September 11, 2008
Page 2

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Consolidated Financial Statements, page 13

Consolidated Statements of Shareholders' Deficit, page 16

1. Please refer to prior comment 1. We continue to note that you reflect the changes in your shareholders' deficit for the period from December 31, 2006 through March 31, 2008, a period of 15 months. We note from your response that the year end for Sector 10 USA, Inc. prior to the merger was December 31st and that you decided to retain the March 31st year end of SKRM, the registrant prior to the merger. To comply with Exchange Act requirements, you should assure that your filings with the Commission result in timely, continuous reporting, with no lapse in periods presented in the financial statements, and no audited period exceeds 12 months. Further, we continue to note that the periods presented in the statements of shareholders' deficit are not consistent with the audited periods in your statements of operations or the audited periods referred to in your auditor's report. Please file an amendment to your March 31, 2008 Form 10-KSB to revise the financial statements to reflect consistent fiscal periods.

Note 1. Organization and Business Operations, page 18

2. Please refer to prior comment 2. Please tell us and disclose in future filings, including any amendments, the significant terms of your agreement with Holdings and what you mean by "pricing requirements" and "minimum performance standards." Tell us whether or not the company has minimum sales obligations and what happens if those obligations are not met. Further, please tell us what you meant by your response that "[a]djustments are expected in the 2nd quarter for the fiscal year ended March 31, 2009." Please tell us the nature of these adjustments.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Network Acquisition, page 7

3. Please refer to prior comment 5. Please tell us and disclose in future filings the nature of the "Server Network." Tell us whether the asset consists of tangible assets, intangible assets, or both. Discuss the type and quantity of tangible assets and the nature of any intangible assets. Please tell us how the company plans to use this asset in the future to generate revenues. Discuss whether the "Server Network" requires additional development, tangible assets, etc. before it can be used to generate revenues. Discuss whether or not there have been any sales historically of these products or services.

4.   Further, please tell us the nature of the costs incurred by Holdings for the "Server Network."

5.   In the first paragraph of this note you disclose that "Sector 10 has been restructured to act as the primary sales and distribution unit for Sector 10 products and services." Please tell us if you meant to refer to Holdings' products and services. If not, please tell us the nature of the Sector 10 products and services.

Management's Discussion and Analysis or Plan of Operation, page 10

6.   Please refer to prior comment 5. You disclose that "Sector 10 Holdings, the Company's largest shareholder, transferred a Network that was valued between $4.5 Million to $6 Million with no business and valued at $20 Million with business." Please tell us the valuation method used and the significant assumptions underlying that valuation. In future filings, where you provide similar disclosure of the valuation of the network, then please also include a discussion of the valuation method used and the significant assumptions.

7.   Further, please reconcile your disclosure that the network is valued at $20 million with business with your response which states that the valuation report stated that "[b]ased on your capacity and should Sector 10 venture to continue to expand its server capability with Hardware, Hosting and expanded sales and a updated fair market value should be re-evaluated and could be worth upwards of $20.5M, more in line with the proposed expansion." We note that your disclosure does not discuss the additional expansion of the server capability through hardware and hosting and the expenses involved. We also note that your response states that a new valuation would need to be performed to value the network after such an expansion. As such, please explain the basis for your current disclosure.

8.   You disclose that "[i]f the Company is successful in negotiating and executing purchase contracts, and if the Company is able to expand its operations to fulfill product orders which could be issued under those contracts, neither possibility of which the Company can presently assure, the Company's management believes the Company's revenues and related cash flows of the Company would have a material impact on the Company financial statements." With a view towards disclosure, please tell us about the nature and cost of the expansion of your operations required to fulfill product orders. Given the required expansion, please also tell us why you disclose that "management currently believes [it] will generate revenues beginning in the 2nd quarter for the fiscal year ending March 31, 2009."

Item 3. Controls and Procedures, page 13

9.   We note your disclosure that you concluded that your disclosure controls and procedures were effective as of December 31, 2007. Please amend your June 30, 2008 Form 10-Q to provide your conclusions as of June 30, 2008 in accordance with Item 307 of Regulation S-K.

10.   We note your disclosure that your "principal executive officer and principal financial officer concluded that as of December 31, 2007, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in its reports that it files or submits under the Securities Exchange Act of 1934 (as amended) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibits 31.1 and 31.2

11.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please revise future filings to remove the reference to Form 10-QSB in Item 1 in accordance with Item 601(b)(31) of Regulation S-K.

          As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant